UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 24, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 24, 2008

* Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

 ANOORAQ ANNOUNCES APPOINTMENT OF NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

June 24, 2008, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; AMEX:ANO; JSE:ARQ) announces that Philip Kotze will be appointed as the new President and Chief Executive Officer of the Company, effective July 1, 2008. This appointment is in accordance with Anooraq's stated objective to strengthen its executive team in South Africa, pursuant to implementation of its recently announced transaction with Anglo Platinum and its transformation from an exploration/development company into a substantial operating entity.

Mr Kotze is qualified as a mining engineer and has over 26 years of experience in the mining industry, including holding operational and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well qualifications in Industrial Relations (UNISA) and Management (WITS Business School).

Commenting on Mr Kotze's appointment:

Acting President and CEO Tumelo Motsisi said: "I am excited with the appointment of Philip Kotze as President and CEO of the Company. Anooraq is now at the juncture of transforming itself into a platinum group metals producer with very significant new development projects in Lebowa Platinum Mines as well as exciting prospects such as Ga-Phasha. In taking Anooraq to this next level in its evolution, Mr. Kotze's background as well as his technical and operational expertise will play a vital role in delivering on the mandate from our shareholders. On behalf of all our shareholders and the board, I would like to welcome him to the management team".

New President and CEO Philip Kotze said: "I am looking forward to the challenge of building Anooraq into an operating entity. Once our transaction with Anglo Platinum has been concluded, we are in the fortunate position to have an operating entity in the Lebowa Platinum mine and the company has an excellent pipeline of projects in the form of Ga-Phasha, Boikgantsho and Kwanda, which will form the basis of the growth platform for our future."

Anooraq is engaged in the exploration and development of platinum group metals (PGM) properties in the Bushveld Complex of South Africa. The Company's stated objective is to become a significant PGM producer. Anooraq's assets include a 50% interest in the Ga-Phasha, Boikgantsho and Kwanda JV Projects. The Company has also recently announced a transaction with Anglo Platinum to acquire 51% of the Lebowa Platinum Mine and increase its interest in the Ga-Phasha, Boikgantsho and Kwanda Projects to 51%.

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

For further information on Anooraq and its PGM properties, please visit the Company's website www.anooraqresources.com or contact:

Anooraq (South Africa) +27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America) Investor Relations +1 604 684 6365
Toll free +1 800 667 2114

The TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Information This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favorable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive.Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on SEDAR at www.sedar.com or in form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.